Rule 424(b)(3)
                                          Registration Statement No.333-71361
                                          Cusip # 12560PBJ9

PRICING SUPPLEMENT NO. 5,
Dated  July 6,  1999 to
Prospectus,  dated  February  11,  1999 and
Prospectus Supplement, dated March 31, 1999.


                              THE CIT GROUP, INC.
                        MEDIUM-TERM FLOATING RATE NOTES
                  DUE NINE MONTHS OR MORE FROM DATE OF ISSUE

(X) Senior Note         (   ) Senior Subordinated Note

Principal Amount:  U.S. $500,000,000.

Proceeds to Corporation:  99.943% or $499,715,000.

Underwriting Commission:  .057%.

Issue Price:  Variable Price Reoffer, Initially at Par.

Original Issue Date:  July 9, 1999.

Maturity Date: July 9, 2001, provided that if such day is not a Business Day, the payment of principal and interest may be made on the next succeeding Business Day, and no interest on such payment will accrue for the period from and after the Maturity Date.

Interest Rate Basis:  LIBOR (Telerate).

Index Maturity:   Three months

Spread:  +17 basis points ( 0.170%).

Interest Rate Calculation:    LIBOR determined on the Interest Determination
Date plus the Spread.

Initial Interest Rate: LIBOR determined two London Business Days prior to the Original Issue Date plus the Spread.

Specified Currency:  U.S. Dollars

The Notes are offered by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Notes will be ready for delivery in book-entry form on or about July 9, 1999.

                              SALOMON SMITH BARNEY
                         BANC ONE CAPITAL MARKETS, INC.
                                BARCLAYS CAPITAL
                            BEAR, STEARNS & CO. INC.
                              CHASE SECURITIES INC.
                             WARBURG DILLON READ LLC

Form:  Global Note.

Interest Reset Date: Quarterly on January 9, April 9, July 9 and October 9, commencing October 9, 1999, provided that if any Interest Reset Date (other than the Maturity Date) would otherwise fall on a day that is not a Business Day (as defined below), then the Interest Reset Date will be the first following day that is a Business Day, except that if such Business Day is in the next succeeding calendar month, such Interest Reset Date will be the immediately preceding Business Day.

Interest Payment Dates: Quarterly on January 9, April 9, July 9 and October 9, commencing October 9, 1999, provided that if any such day is not a Business Day, the Interest Payment Date will be the next succeeding Business Day, except that if such Business Day is in the next succeeding calendar month, such Interest Payment Date will be the immediately preceding Business Day, and no interest on such payment will accrue for the period from and after the Maturity Date.

Accrual of Interest:  Accrued  interest  will be computed by adding the Interest
      Factors calculated for each day from the Original Issue Date or from the last date to which interest has been paid or duly provided for up to but not including the day for which accrued interest is being calculated. The "Interest Factor" for any Note for each such day will be computed by multiplying the face amount of the Note by the interest rate applicable to such day and dividing the product thereof by 360.

      Interest payments will include the amount of interest accrued from and including the most recent Interest Payment Date to which interest has been paid (or from and including the Original Issue Date) to but excluding the applicable Interest Payment Date.

Interest Determination Date:  Two London Business Days prior to each Interest
   Reset Date.

Calculation Date: The earlier of (a) the Business Day immediately preceding the applicable Interest Payment Date or the date on which the Note will mature, or (b) the tenth calendar day after an Interest Determination Date, provided such day is a Business Day, or, if such day is not a Business Day, the next succeeding Business Day.

Maximum Interest Rate:  Not applicable.

Minimum Interest Rate:  0.0%.

Other Provisions:

      "LIBOR" means, with respect to any Interest Determination Date, the rate for deposits in U.S. dollars having the Index Maturity specified above which appears on the Telerate Page 3750 (as defined below) as of 11:00 a.m., London time, on such Interest Determination Date ("LIBOR"); provided, that if on any Interest Determination Date the rate for deposits in U.S. dollars having the Index Maturity specified above does not appear on the Telerate Page 3750, LIBOR will be determined on the basis of the rates at which deposits in U.S. dollars are offered by four major banks in the London interbank market selected by the Calculation Agent at approximately ll:00 a.m., London time, on such Interest Determination Date to prime banks in the London interbank market having the Index Maturity specified above and in a principal amount equal to an amount that is representative for a single transaction in such market at such time. The Calculation Agent will request the principal London office of each of such banks to provide a quotation of its rate. If at least two such quotations are provided, the rate in respect of such Interest Determination Date will be the arithmetic mean of the quotations. If fewer than two quotations are provided, LIBOR in respect of such Interest Determination Date will be the arithmetic mean of the rates quoted by three major banks in The City of New York, selected by the Calculation Agent, at approximately ll:00 a.m., New York City time, on such Interest Determination Date for loans in U.S. dollars to leading European banks, having the Index Maturity specified above and in a principal amount equal to an amount that is representative for a single transaction in such market at such time; provided, however, that if the banks selected as aforesaid by the Calculation Agent are not quoting as described in this sentence, the Interest Rate will be the Interest Rate in effect on such Interest Determination Date.

      "Telerate Page 3750" means the display page designated as page 3750 on the Dow Jones Telerate Service (or such other page as may replace page 3750 on that service for the purpose of displaying London interbank offered rates).

      "London Business Day" means any day on which deposits in U.S. dollars are transacted in the London interbank market.


Trustee, Registrar, Authenticating and Paying Agent:
      The First National Bank of Chicago, under Indenture dated as of September 24, 1998 between the Trustee and the Corporation.


                                 UNDERWRITING

Salomon Smith Barney Inc., Banc One Capital Markets, Inc., Barclays Capital Inc., Bear, Stearns & Co. Inc., Chase Securities Inc. and Warburg Dillon Read LLC (the "Underwriters") are acting as principals in this transaction.

Subject to the terms and conditions set forth in a Term Sheet and Agreement dated July 6, 1999 (the "Terms Agreement"), between the Corporation and the Underwriters, incorporating the terms of a Selling Agency Agreement dated May 15, 1996 and amended as of March 31, 1999, among the Corporation and Lehman Brothers, Lehman Brothers Inc., Credit Suisse First Boston Corporation, Goldman, Sachs & Co., Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated, Salomon Smith Barney Inc. (formerly known as Salomon Brothers Inc), Warburg Dillon Read LLC (formerly known as UBS Securities LLC) (and Chase Securities Inc. pursuant to the First Amendment to the Selling Agency Agreement dated March 31, 1999), the Corporation has agreed to sell to the Underwriters, and the Underwriters have each severally agreed to purchase the principal amount of the Notes set forth below opposite their names.


      Underwriter                                       Principal Amount
      Salomon Smith Barney Inc.                             $250,000,000
      Banc One Capital Markets, Inc.                         $50,000,000
      Barclays Capital Inc.                                  $50,000,000
      Bear, Stearns & Co. Inc.                               $50,000,000
      Chase Securities Inc.                                  $50,000,000
      Warburg Dillon Read LLC                                $50,000,000
      Total                                                 $500,000,000

Under the terms and conditions of the Terms Agreement, the Underwriters are committed to take and pay for all of the Notes, if any are taken.

The Underwriters have advised the Corporation that they propose to offer the Notes for sale from time to time in one or more transactions (which may include block transactions), in negotiated transactions or otherwise, or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Underwriters may effect such transactions by selling the Notes to or through dealers, and such dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Underwriters and/or the purchasers of the Notes for whom they may act as agent. In connection with the sale of the Notes, the Underwriters may be deemed to have received compensation from the Corporation in the form of underwriting discounts, and the Underwriters may also receive commissions from the purchasers of the Notes for whom they may act as agent. The Underwriters and any dealers that participate with the Underwriters in the distribution of the Notes may be deemed to be underwriters, and any discounts or commissions received by them and any profit on the resale of the Notes by them may be deemed to be underwriting discounts or commissions.

      The Notes are a new issue of securities with no established trading market. The Corporation currently has no intention to list the Notes on any securities exchange. The Corporation has been advised by the Underwriters that they intend to make a market in the Notes but are not obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

      The Corporation has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.